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                            January 27, 2023

       Jake Noch
       Chief Executive Officer
       Music Licensing Inc.
       3811 Airport Pulling Road North, Suite 203
       Naples, FL 34105

                                                        Re: Music Licensing
Inc.
                                                            Amendment No. 8 to
Offering Statement on Form 1-A
                                                            Filed January 18,
2023
                                                            File No. 024-12048

       Dear Jake Noch:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2023 letter.

       Amendment No. 8 to Offering Statement on Form 1-A Filed January 18, 2023

       Arbitration: Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. vs. OTC Link LLC

   1. We note your amended disclosure in response to comment 1, including that you are
                                                        "seeking damages equal
to the value of the Company prior to the wrongful actions of OTC
                                                        Link LLC." We note that
you have determined that value to be $0.11 per share. Please disclose which date you
have identified as the start of the "wrongful actions of OTC Link
                                                        LLC" and explain why
you are not using the valuation associated with that date, if different than $0.11
per share.
 Jake Noch
FirstName  LastNameJake Noch
Music Licensing  Inc.
Comapany
January 27,NameMusic
            2023      Licensing Inc.
January
Page 2 27, 2023 Page 2
FirstName LastName
Share Exchange Agreement Transaction

2.       We note your revised disclosure that "[p]rior to Mr. Noch   s
installment as the Company   s
         CEO, the terms of the Share Exchange Agreement (SEA) had already been negotiated; but had yet to be finalized through formal agreement." Please elaborate on the terms of the deal that were negotiated prior to Mr. Noch's installment as the CEO, including any notable dates, draft agreements, valuations and negotiations. And clarify how execution of the agreement itself doesn't present its own conflict of interest, or acknowledge that it does, and refrain from describing the Share Exchange Transaction as "arms-length,"
         considering you state the opposite on page 13.
Pro Music Rights Inc. Financial Statements

3.       We note you restated your financial statements in response to comment
3. Please revise to
         disclose prominently, on the face of the financial statements, that they have been restated, provide a note to the financial statements that thoroughly explains and quantifies revisions made in accordance with FASB ASC 250-10-50-7, and advise your independent accountant to (i) revise their report to refer to the restatement and the explanatory note and
         (ii) re-date or dual-date their report, as necessary, to comply with AICPA AU-C Section
         560.A11. Please also include a currently dated consent from your auditor.
       You may contact Blaise Rhodes at 202-551-3774 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Mara Ransom at 202-551-3264 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Nick Antaki